

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2017

Mr. Jerry P. Rebel
Chief Financial Officer
Jack in the Box, Inc.
9330 Balboa Avenue
San Diego, CA 92123

> **Re:** **Jack in the Box, Inc.**
> **Form 10-K for the Year Ended October 2, 2016**
> **Filed November 22, 2016**
> **File No. 001-09390**

Dear Mr. Rebel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure